Exhibit 99.1

ANGHAMI REPORTS STRONG PRELIMINARY H1 2022

RESULTS WITH 29% Y-O-Y REVENUE GROWTH AND 41%

Y-O-Y SUBSCRIBER GROWTH

PRELIMINARY UNAUDITED RESULTS FOR FIRST HALF OF 2022

●	First half 2022 revenue increased 29% year-over-year to $21.1 million

●	Active Users[1] increased 46% year-over-year to 19.5 million users

●	Monthly Paying Subscribers[2] increased 41% year-over-year to 1.28 million subscribers

●	Arabic music streams now account for close to 60% of total music streams – a 20% year-over-year increase

15 August 2022. Abu Dhabi, United Arab Emirates (UAE) - Anghami Inc. (NASDAQ: ANGH) (the “Company” or “Anghami”), the leading music and entertainment streaming platform in the Middle East and Africa region (“MENA”), reported today its preliminary results for the first half of 2022 ended June 30, 2022.

Total revenue grew 29% year-over-year to $21.1 million. The number of Monthly Paying Subscribers increased by 41% year-over-year. This growth is primarily driven by higher conversion rates of advertising-supported users to paying subscribers as well as an increased number of Active Users which increased by 46% year-over-year to 19.5 million users driving increased advertising and subscription revenue. Anghami experienced $3.5 million adverse foreign currency effects on revenue. Without accounting for these foreign currency effects and by applying constant exchange rates year-over-year, revenue would have increased more than 50% year-over-year.

Arabic content is key to Anghami’s future growth and Anghami has announced several partnerships and initiatives designed to bolster Anghami’s position as a leading provider of digital Arabic content and digital entertainment in MENA.

●	On February 24, 2022, Anghami announced an exclusive partnership with Egyptian artist Amr Diab, the global megastar of Arabic music and the most streamed artist on the Anghami platform, with close to 1.2 billion streams. This exclusive partnership brings this legendary singer’s entire audio and video catalog and future releases exclusively to the Anghami platform.

[1]	Active Users are users who used Anghami at least once over a rolling 3-month period.
[2]	Monthly Paying Subscribers (excluding daily subscribers and excluding trials), based on last month of period.

●	On April 6, 2022, Anghami announced, a strategic partnership with Rotana Music, the Arab world’s leading music label and the owner of the largest Arabic repertoire of unique content including music, media, entertainment, events, and content production.

●	On June 21, 2022, Anghami announced that it renewed its marketing collaboration with strategic partner with Saudi-based MBC Group (“MBC”), the largest media company in MENA. This strategic partnership will feature Anghami across MBC’s programming in the region, giving Anghami access to airtime across several top entertainment shows such as The Voice and Arab Idol, as well as MBC’s TV channels, radio stations, all of MBC’s major social media channels, and MBC’s Shahid platform, the world’s leading Arabic video streaming platform.

●	On July 5, 2022, Anghami announced the acquisition of Spotlight Events, a leading live events company that specializes in creating and managing live events and concerts in MENA. As Anghami continues to develop into one of MENA’s leading digital entertainment platforms, offering the unique Spotlight live events product has accelerated Anghami’s inroads into the MENA entertainment scene. 2022 has the potential to develop into a record year for Spotlight, with a planned pipeline of more than 10 concerts.

●	On August 2, 2022, Anghami announced a partnership with WAJEEZ to deliver on the Anghami streaming platform WAJEEZ’s high-quality curated short Arabic content of 15-minute audible book summaries in order to offer more Arabic digital content options to Anghami’s expanding Arabic loyal audience. WAJEEZ is the leading Arabic subscription service for reading and listening to more than 3,500 audio book summaries of Arabic books and translated best-selling international books.

Propelled by Anghami’s strategic investments in Arabic content including Amr Diab’s exclusive content as well as the large Rotana Arabic content repertoire and the WAJEEZ Arabic audible book library, total number of music streams on the Anghami platform reached an all-time high in the first half of 2022, with Arabic music streams now accounting for close to 60% of total music streams - a 20% year-over-year increase.

Eddy Maroun, Co-founder, and Chief Executive Officer of Anghami, said, “The latest first half results should produce a record year for Anghami in 2022. We continue to listen to the needs of our loyal users by expanding our local Arabic content and improving our technology-driven digital streaming platform. These are key drivers that will maintain Anghami’s leadership position in the Arabic music streaming market and that will grow Anghami into one of MENA’s leading digital entertainment platforms.”

F. Jacob Cherian, Co-Chief Executive Officer of Anghami, commented, “Anghami remains committed to launching more innovative offerings, expanding its global reach and delivering value to customers through best-in-class content and innovative new features. We are confident that this positive development will continue through 2022 as we benefit from our growing partnerships and offerings.”

About Anghami Inc.

As the first, and leading music streaming technology platform in the Middle East and North Africa region (“MENA”), Anghami is the go-to destination for Arabic and international music, podcasts, and entertainment. With an extensive ecosystem of music, podcasts, events and more, Anghami provides the tools for anyone to create, curate and share their voice with the world.

Launched in 2012, Anghami was the first music streaming platform to digitize MENA’s music catalog. Today, Anghami has one of the largest music catalogs in MENA comprising 72 million songs and licensed content from leading Arabic labels, international labels, distributors, and independent artists, made available to 98 million registered users.

Anghami has established 46 telco partnerships in MENA to facilitate customer acquisition and subscription payment, in parallel to building long-term relationships with, and featuring music from, major Arabic and international music labels including Rotana Music, Universal Music Group, Sony Music Entertainment, Warner Music Group and the Merlin Network. Anghami is constantly increasing its content library by licensing and producing new and original content.

Headquartered in Abu Dhabi in the UAE, Anghami has offices in Beirut, Dubai, Cairo, and Riyadh and operates in 16 countries across MENA. Anghami recently expanded its service into the US and Canada, with Europe in the pipeline.

To learn more about Anghami, please visit: https://anghami.com

Cautionary Statement Regarding Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Anghami’s actual results may differ from its expectations, estimates, and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “start,” “project,” “budget,” “forecast,” “preliminary,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “continue,” “predicts,” “potential,” “continue,” and similar expressions (or the negative versions of such words or expressions) are intended to identify such forward-looking statements. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from those discussed in the forward-looking statements. Most of these factors are outside Anghami’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: the impact of COVID-19 on Anghami’s business; the outcome of any legal proceedings that may be instituted against Anghami; changes in applicable laws or regulations; and the possibility that Anghami may be adversely affected by other economic, business, and/or competitive factors; and other risks and uncertainties identified in Anghami’s annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 13, 2022, including those under “Risk Factors” therein, and in other documents filed or to be filed with the SEC by Anghami and available at the SEC’s website at www.sec.gov. Anghami cautions that the foregoing list of factors is not exclusive. Anghami cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Except as required by law, Anghami does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions, or circumstances on which any such statement is based.

Preliminary Unaudited Results for the First Half of 2022

The selected preliminary unaudited results and key performance indicators included herein are based on the Company’s preliminary estimated results for the first half of 2022 ended June 30, 2022, and are subject to revision based upon the completion of the Company’s first-half 2022 financial closing processes and other developments that may arise prior to the time its financial results are finalized. The information is derived from preliminary reports which are subject to change in connection with the completion of the Company’s normal closing procedures and such changes could be material. However, management believes these preliminary unaudited results and key performance indicators are reasonable. The Company’s preliminary unaudited results and key performance indicators are forward-looking statements based solely on information available to the Company as of the date of this presentation and the Company’s actual results may differ materially from these estimates. You should not place undue reliance on these estimates.

CONTACTS:

Investor Contact:

Questions addressed to Anghami Investor Relations can be sent to ir@anghami.com

Middle East Media Contacts:

Dhanya Issac / Omar Nasro, ASDA’A BCW

Dhanya.Issac@bcw-global.com / Omar.Nasro@bcw-global.com